U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   OMB APPROVAL
                                                   OMB Number. 3235-0058
                                                   Expires: March 31, 2008
                                                   Estimated average burden
                                                   hours per response ..... 2.50

                                                   SEC FILE NUMBER
                                                            000-30489
                                                   CUSIP NUMBER
                                                          53221T   10  8



[   ]  Form 10-K and Form 10-KSB   [   ]  Form 20-F   [   ]  Form 11-K
[ X ]  Form 10-Q and Form 10-QSB   [   ]  Form N-SAR

For Period Ended: March 31, 2005

[   ]    Transition Report on Form 10-K
[   ]    Transition Report on Form 20-F
[   ]    Transition Report on Form 11-K
[   ]    Transition Report on Form 10-Q
[   ]    Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I -- Registrant Information

Full Name of Registrant: Lifeline Therapeutics, Inc.

Former Name if Applicable: Yaak River Resources, Inc.

Address of Principal Executive Office:
6400 S. Fiddler's Green Circle, Suite 1750  Englewood, CO 80111

Part II -- Rules 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) The CFO resigned as of May 15, 2005 and more time is required to complete the necessary work.

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:


     William J. Driscoll                  (  720  )               488-1711
-------------------------------------------------------------------------------
          (Name)                         (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [ X ] Yes [ ]  No

No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ X ] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We expect losses significantly in excess of prior periods due to several factors including 1) commencement of commercial operations; 2) the addition of personnel to support the operations of the company; and 3) the impairment of goodwill in relation to the purchase of the 19% minority interest of the subsidiary; and 4) other expenditures relating to settlement of the minority shareholder.

     We estimated that the loss for the nine months ended March 31, 2005 will be approximately $(12,600,000) as compared to $(183,681) for the same period of 2004. The significant expenditures include a $9,000,000 charge for impairment of goodwill generated as a result of the March 2005 settlement with the former minority shareholder of the subsidiary, interest expense of $1,324,733 because of a greater amount of indebtedness outstanding during the period, $650,000 for the contribution of 200,000 shares of LTI's Series A common stock to Lifeline Orphan Foundation and expenses relating to the substantially greater activities in which LTI engaged during the period since the completion of the October 2004 reorganization.

     Lifeline Therapeutics, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 16th day of May, 2005



                                        By: /s/  William J. Driscoll, CEO
                                            -----------------------------------
                                                 William J. Driscoll, CEO